Filed by Concord Acquisition Corp III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp III

Commission File No.: 001-41013

Date: February 15, 2024

GCT Semiconductor and Concord Acquisition Corp III Announce Effectiveness of Registration Statement on Form S-4

Special Meeting of Stockholders Set for February 27, 2024

SAN JOSE and NEW YORK, February 15, 2024 – GCT Semiconductor, Inc. (“GCT Semiconductor” or “GCT”), a leading fabless designer and supplier of advanced LTE, IoT and 5G semiconductor solutions, and Concord Acquisition Corp III (NYSE: CNDB) (“Concord”), a special purpose acquisition company, announced today that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Concord and relating to the previously announced proposed business combination between GCT and Concord (the “Business Combination”).

The special meeting in lieu of annual meeting of stockholders of Concord for the approval of the Business Combination (the “Meeting”) and related matters is scheduled for February 27, 2024 at 11 a.m. Eastern Time. Further information regarding the Meeting is set forth in the proxy statement/prospectus included in the Registration Statement. A definitive proxy statement/prospectus is being mailed to Concord stockholders of record as of close of business on February 5, 2024 (the “Record Date”). Concord stockholders of record as of the Record Date will be entitled to notice of, and to vote at or before, the Meeting.

Following the closing of the Business Combination, which is expected to occur shortly after the Meeting, following the completion of the audit of GCT’s financial statements for the fiscal year ended December 31, 2023, the parties expect that the combined company’s shares of common stock and warrants will commence trading on the New York Stock Exchange (“NYSE”) under the symbols “GCTS” and “GCTSW,” respectively.

About GCT Semiconductor

GCT Semiconductor is a leading fabless designer and supplier of advanced 5G and 4G LTE semiconductor solutions. GCT’s market-proven solutions have enabled fast and reliable 4G LTE connectivity to numerous commercial devices such as CPEs, mobile hotspots, routers, M2M applications and smartphones, etc., for the world’s top wireless carriers. GCT’s system-on-chip solutions integrate radio frequency, baseband modem and digital signal processing functions, therefore offering complete 4G and 5G platform solutions with small form factors, low power consumption, high performance, high reliability, and cost effectiveness. For more information, visit www.gctsemi.com.

About Concord Acquisition Corp III

Concord Acquisition Corp III is a special purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the financial services or financial technology industries. It is sponsored by Concord Sponsor Group III LLC, an entity affiliated with Atlas Merchant Capital LLC, an investment firm that offers debt and equity investment strategies, seeking long-term value through differentiated expertise in financial services and credit markets.

Concord raised $345 million in its initial public offering in November 2021 and is listed on the NYSE under the symbol "CNDB". For more information visit: cndb.concordacquisitioncorp.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, Concord’s and GCT’s expectations with respect to the proposed business combination between Concord and GCT, including statements regarding the anticipated timing of the transaction and the expectation that the combined company’s shares of common stock and warrants will trade on the NYSE. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Concord’s and GCT’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction may not be completed by Concord’s business combination deadline, even if extended; the failure to satisfy the conditions to the consummation of the transaction, including stockholder approval of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the effect of the announcement or pendency of the transaction on GCT’s business relationships, performance, and business generally; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees; costs related to the business combination; the outcome of any legal proceedings that may be instituted against GCT or Concord following the announcement of the proposed business combination, the inability to meet and maintain the listing of Concord or the combined company on NYSE; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, including the growth of 5G market; the risk of economic downturns that affects GCT’s business operation and financial performance; the risk that GCT may not be able to develop and design its products acceptable to its customers; the risk that GCT may not be able to fulfill its obligations under its collaboration and partnership agreements; actual or potential conflicts of interest of the Company’s management with its public stockholders; and other risks and uncertainties indicated from time to time in the Registration Statement and the definitive proxy statement/prospectus contained therein, including those under the “Risk Factors” section therein, and in Concord’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCT and Concord assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith, Concord has filed the Registration Statement, which includes a proxy statement/prospectus of Concord in connection with the transaction and related matters. The Registration Statement was declared effective on February 14, 2024. A, definitive proxy statement/prospectus has been sent to all Concord stockholders as of the Record Date. This communication does not contain any information that should be considered by Concord’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Concord. Concord’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the transaction, as well as any amendments or supplements to these documents, because they contain or will contain, as applicable, important information about Concord, GCT and the Business Combination.

Stockholders may obtain copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Concord, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Concord Acquisition Corp III, Attn: Corporate Secretary, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the business combination or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

Participants in Solicitation

Concord, GCT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Concord’s stockholders in connection with the transaction. Information about the directors and executive officers of Concord is set forth in Concord’s filings with the SEC, including Concord’s Annual Report on Form 10-K filed with the SEC on February 27, 2023 and the Registration Statement. Additional information regarding the participants in the proxy solicitation and the interests of those persons may be obtained by reading the definitive proxy statement/prospectus regarding the transaction. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Media:

Sophie Heerinckx, GCT Semiconductor, sophieh@gctsemi.com

For Investors:

Cosette Gastelu, Penta Group

cosette.gastelu@pentagroup.com

Matt Glover and Ralf Esper, Gateway Group, Inc.

GCT@gateway-grp.com